07028753

Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 19 December 2007
RG/mj7307
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses that Thornburg Investment Management holds 3.4% of voting rights	18 December 2007	H

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
DEC 3 1 2007
THOMSON FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N° 1263-28-82-5087

GIVN VX Sfr ↓ 1087 +25 X X1084/1087X 19x182 N190 n Equity CN1
Most recent news story for ticker : GIVN VX
Search Options Related Info CRL Dec 18 2007 3:30:02

GIVAUDAN SAYS THORNBURG INVESTMENT HOLDS 3.4% OF VOTING RIGHTS Page 1/1

(The following is a reformatted version of a press release issued by Givaudan SA and received via e-mail. The release was not confirmed by the sender.)

GIVAUDAN SA

Shareholding disclosure
Following the entry in force on 1 December 2007 of the revised rules on shareholding disclosure, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, has been informed by Thornburg Investment Management, an investment management company located 119 East Marcy Street, Santa Fe, NM 87501, USA, that Thornburg Investment Management held 245'359 Givaudan SA's registered shares carrying potentially 3.39% of voting rights.

#<546402.1028006.1.0.67.22565.76>#
-0- Dec/18/2007 09:30 GMT

END